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                                                                EXHIBIT (a)(8)

CONTACT:        CSX                             Kekst and Company
                Thomas E. Hoppin                Richard Wolff
                (804) 782-1450                  (212) 593-2655


FOR IMMEDIATE RELEASE

        CSX CORPORATION COMMENCES SECOND TENDER OFFER FOR CONRAIL
                   SHARES AT A PRICE OF $110 PER SHARE


RICHMOND, VIRGINIA, DECEMBER 6, 1996 -- CSX Corporation (CSX) (NYSE: CSX) today commenced a tender offer for up to an aggregate of 18,344,845 shares of common stock and Series A ESOP Convertible Junior Preferred Stock of Conrail Inc. (NYSE: CRR) at a price of $110 cash per share. As previously announced, on November 21, CSX successfully completed its first tender offer for approximately 19.9% of the outstanding shares of Conrail. As a result, upon completion of the second tender offer, CSX will own approximately 40% of the fully diluted shares of Conrail.

The second tender offer, which is being made under the previously announced merger agreement between CSX and Conrail, will expire at midnight Eastern time on Monday, January 6, 1997, unless otherwise extended.

The second tender offer is conditioned upon, among other things, Subchapter 25E of the Pennsylvania Business Corporation Law being inapplicable to Conrail, which will require an amendment to Conrail's Articles of Incorporation causing Conrail to opt out of Subchapter 25E. The Articles amendment must be approved by a majority of the votes cast by the Conrail shareholders. All shares purchased by CSX in the first tender offer will be voted in favor of the Articles amendment. A special meeting of Conrail shareholders, at which the amendment will be voted on, is currently scheduled for 5 p.m. (EST) on December 23, 1996. A December 5, 1996 record date for the special meeting has been set.

John W. Snow, CSX Corporation's chairman, president and chief executive officer, said, "With the commencement of this second tender offer, we move another step closer to the completion of the strategic merger of Conrail and CSX and to the realization of the substantial benefits that this combination will bring to all of our constituencies."

CSX Corporation, headquartered in Richmond, VA, is an international transportation company offering a variety of rail, container-shipping, intermodal, trucking, barge, and contract logistics management services. CSX's home page can be reached at http//www.CSX.com.


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